                  GENERAL AMERICAN TRANSPORTATION CORPORATION                                                       Exhibit 12

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)
                        (In Millions, Except for Ratios)



                                                                           Three Months Ended            Six Months Ended
                                                                                June 30                      June 30
                                                                         -----------------------         --------------------
                                                                           1996          1995              1996        1995
                                                                         --------      ---------         --------    --------

Earnings available for fixed charges:
      Net income....................................................      $ 21.7         $ 24.4            $ 42.1     $ 47.6

      Add (deduct):
          Income taxes..............................................        10.0           11.8              19.7       25.4
          Equity in net earnings of affiliated
             companies, net of distributions received...............        (4.3)           (.7)             (7.3)      (4.9)
          Interest on indebtedness and amortization
             of debt discount and expense...........................        28.8           26.9              54.9       50.3
          Amortization of capitalized interest......................          .3             .3                .6         .6
          Portion of rents representative of interest
             factor (deemed to be one-third)........................         5.8            4.4              11.6        8.8
                                                                         --------       --------          --------   ---------

      Total earnings available for fixed charges....................      $ 62.3         $ 67.1            $121.6     $127.8
                                                                         ========       ========          ========   =========

Fixed Charges:
      Interest on indebtedness and amortization
          of debt discount and expense..............................      $ 28.8         $ 26.9            $ 54.9     $ 50.3
      Capitalized interest..........................................         1.2            1.1               2.5        2.6
      Portion of rents representative of interest
          factor (deemed to be one-third)...........................         5.8            4.4              11.6        8.8
                                                                         --------       --------          --------   ---------

      Total fixed charges...........................................      $ 35.8         $ 32.4            $ 69.0     $ 61.7
                                                                         ========      =========          ========   =========

Ratio of earnings to fixed charges(A)...............................        1.74x          2.07x             1.76x      2.07x



(A) The ratios of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies, net of distributions received.

                                      -11-